July 17, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Michelle Anderson

RE:  Canadian Satellite Radio Holdings Inc. (the "Company")
Canadian Satellite Radio Inc. (the "Co-Registrant")

Withdrawal of Form F-4 POS Post-effective Amendment No. 1 to Form F-4 Registration Statement
File Nos. 333-134004 and 333-134004-01, filed on July 14, 2006
Accession No.: 0001013762-06-001428 (the "Post-effective Amendment")

Dear Ms. Anderson:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, the Company and the Co-Registrant hereby apply for the withdrawal of the Post-effective Amendment and hereby requests that an order of the Securities and Exchange Commission consenting to the withdrawal be entered.

This request to withdraw the Post-effective Amendment is submitted because due to a misinterpretation the Post-effective Amendment was  filed incorrectly as a "F-4 POS" rather than a "POS AM".  We intend to file a Post-effective Amendment No. 1 to the F-4 under the correct file type "POS AM" as per discussions with staff of the Commission.

Thank you for your assistance. Please do not hesitate to contact Ian Putnam directly by telephone at (416) 557-2389 if you have any questions.

[Signature Page to Follow]

Sincerely,

CANADIAN SATELLITE RADIO HOLDINGS INC.

By:	/s/ Michael Washinushi
Michael Washinushi
Chief Financial Officer, Secretary and Treasurer

CANADIAN SATELLITE RADIO INC.

By:	/s/ Michael Washinushi
Michael Washinushi
Chief Financial Officer, Secretary and Treasurer

cc: Ian Putnam, Stikeman Elliott LLP